Exhibit 3.1

Section 3.4 of the Bylaws of the Company

as amended June 4, 2009

3.4           Quorum and Manner of Acting.

(a)           Except as otherwise provided by statute or by the Certificate of Incorporation, one-half of the authorized number of directors shall constitute a quorum for the transaction of business at any meeting and the affirmative action of a majority of the directors present at any meeting at which a quorum is present (or in the event that only one director shall be needed to establish a quorum then the affirmative action of that director) shall be required for the taking of any action by the Board of Directors.

(b)           In the event one or more of the directors shall be disqualified to vote at such meeting, then the required quorum shall be reduced by one for each such director so disqualified; provided, however, that in no event shall the quorum as adjusted be less than one-third (1/3) of the total number of directors.

(c)           In the absence of a quorum at any meeting of the Board such meeting need not be held; or a majority of the directors present thereat or, if no director is present, the Secretary may adjourn such meeting from time to time until a quorum is present.  Notice of any adjourned meeting need not be given.